02049591

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Marcopolo SA

*CURRENT ADDRESS Av. Marcopolo, 280 – Bairro Planalto
Caxias do Sul – RS – Brazil
Caixa Postal 238 – Cep 95086-200

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 0 6 2002
THOMSON FINANCIAL P

FILE NO. 82- 4310 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DATE : 8/23/01

82-4310

AR/S
12-31-01

Annual Report 2001

02 JUL 30 AM 9:12

Marcopolo



Marcopolo´s standpoint summarizes the company's pacesetting product design and manufacture, its policy of sustainable development, and its social commitment to its collaborators as well as to the community.

Since its foundation, over half a century ago, the company has always been ahead of its time. Marcopolo is aware that looking ahead and investing in the present are essential conditions to ensure future improvements and achievements.

Currently, Marcopolo is present in the five continents of the globe, and is known to stand for technology, quality and safety. It is a competitive company's asset, proud to look back into the past and see that it is only the beginning.

Offer solutions, goods and services to satisfy clients and users with technology and performance, provide adequate return on investment, being active in prioritizing public passenger transportation and contribute to improve our collaborators and society's quality of life.

Table of Contents



Message to the Shareholders

We are beginning the second year of the millenium. The year that has gone by will always be remembered as one of turbulence that affected the worldwide status quo. The economic situation, in general, was influenced by the terrorist attacks on the United States, by the crisis in Argentina, as well as by the production of a new currency in Europe–the Euro.

Out of this scenario, the world will be, more than ever, in 2002, working to build a society that is concerned more with the human side of life. Certainly, Marcopolo is already inserted into this context, administrating its activities in a way to contribute to this task, which is everybod's.

The Company had a positive year in 2001. The Net Consolidated Earnings of the Marcopolo companies reached, for the first time in its 52-year history, the sum of more than 1 billion Reais, of which 160 million Dollars came from exports. The highlights were the high performance of the minibus Volare and the strong business made with Mexico, South Africa, and the Middle East.

The position of Marcopolo/Ciferal has been consolidated in the national ranking with 57% of the market (FABUS), and the Company will continue to make every effort to maintain this level and develop even further its operations in the international market. The Marcopolo buses that are produced today in Brazil, Argentina, Mexico, Portugal, South Africa, and Colombia operate in over 70 countries. To think ahead is to create the future–it is the positioning that motivates us to take on new challenges.

In 2002, in China, in the Province of Jiangsu, a project will be developed for assembling a modern family of buses with know-how from Marcopolo, who will be passing on technological guidelines to the Italian company Iveco, which is in association with CBC–Changzhou Bus Company.

The good results of the Marcopolo operations abroad provide other opportunities to give continuity to the plans of making the company a global player.

In an attempt to supply the need of specialized labor to be ready to meet the demand put upon executives and technical staff that hold positions in the new work fronts, the Company is developing, together with Fundação Getúlio Vargas, various different internal training programs. Parallel to this, the programs of GVA – Geração de Valor Agregado (Generating Added Value) – and Global Sourcing, continue at an accelerated pace. As the millenium goes forward, we are aware of our greatest social responsibility–seeking to improve the quality of life of our employees and their families.

With these actions, we are seeking to reach the results that the Company needs to ensure its expansion, with a consequential return for its stockholders and all of those who are joined to our activities. We have no doubt that the expansion of the Marcopolo business, in this country and abroad, and the positive image that it enjoys shall be maintained and enlarged, since this is the result of much work and dedication of competent teams in all sectors who are apt to meet any demands of sales, production, logistics, and profitability.

The perspectives for 2002 are positive. The forecast is a 5% growth over the numbers of 2001 due to the expansion of the international market and the need to renovate bus fleets in Brazil. As a conclusion to this message to our shareholders, let me manifest our belief in the future of Brazil and its growth, certain that we will be able to do our part in working toward a better and more humane world!

Paulo Bellini

President

For a company ...


TOURISM

1960 - Coach Bus


For a company to
...it is necessary to
Marcopolo
Marcopolo. Thinking ahead is creating the future.


Marcopolo



Initial Considerations and Highlights

Marcopolo was founded in 1949. Its main activity is manufacturing of buses and coachwork. In the segment that the Company operates, it is still one of the largest in the world. There are three manufacturing units in Brazil: two in Caxias do Sul and one Rio de Janeiro (Ciferal), and five others abroad: Argentina, Colombia, Mexico, Portugal, and South Africa. It also holds in Brazil a high technology plastic components manufacturing company, MVC. The year 2001 will be a milestone in Marcopolo's history. Net Consolidated Earnings surpassed the billion Reais mark, with an income of R$ 1.056 billion, 26.8% above the R$ 833.5 million of 2000. Net Profits, despite averaging in the effects of the Argentine crisis, still reached R$ 40.1 million, or 133.1% above the previous year. This performance resulted in new records in sales, production, and cost reductions. These results were recognized by the Capital Markets – at the end of the year, the preferred shares were quoted at R$ 3.24, a 40.9% boost in value during the year, or 56.2% higher than the BOVESPA index.

Economic and Financial Indicators

Consolidated Numbers (R$ million)	2001	2000	Var. (%)
Net Operational Earnings	1,056.6	833.5	26.8
Sales in Brazil	457.7	421.2	8.7
Sales Abroad	598.9	412.3	45.3
Gross Profit	261.6	163.8	59.7
Operational Profit before Financial Result	98.3	50.4	95.0
EBITDA	119.9	63.5	88.8
EBITDA Margin (% over Net Earnings)	11.3	7.6	3.7
Net Profit	40.1	17.2	133.1
Profit per Share [1]	0.511	0.228	124.1
Total Assets	842.5	592.0	44.2
Net Financial Liabilities	278.1	184.9	50.4
Net Tangible Assets	212.2	212.6	(0.2)
Net Debt/Net Tangible Assets (%)	131.1	87.0	44.1
Investments	55.1	39.4	39.8

(1) Result of the Parent Company


Net Operational Earnings
347.0
443.7
464.6
833.5
1056.6
1997
1998
1999
2000
2001


Profit per Share
0.035
0.367
0.142
0.228
0.511
1997
1998
1999
2000
2001



Sector Performance

After starting the year with positive perspectives, a series of internal and external events of concern occurred. The sector began to fear that these facts, together with the cyclical nature of demand, would have a negative impact on the performance of the sector. But it turned out that the demand was stable throughout the year, and the production was kept consistent at around 4,300 units per trimester. The production of the Brazilian companies associated to FABUS (National Association of the Manufacturers of Coaches for Buses) reached 17,174 units, according to the mix provided on the table below.

Brazilian Production of Coaches (in units)

Models/Years	2001	2000	1999	1998	1997
Coach	5,350	5,559	3,519	4,666	4,758
Urban	8,870	8,302	7,384	13,054	12,140
Micro	2,345	3,140	1,195	1,571	1,406
Mini (LCV) [1]	609	-	-	-	-
TOTAL	17,174	17,001	12,098	19,291	18,304

(1) The production data of the mini (LCV - Light Commercial Vehicles) only started to be disclosed in 2001, and do not include the production of integral units of the Volare type (chassis and coach).
Source: FABUS


1997
4758
12140
1406
18304
1998
4666
13054
1571
19291
1999
3519
7384
1195
12098
2000
5559
8302
3140
17001
2001
5350
8870
2345
609
17174
coach
micro
mini (LCV)

Marcopolo's Performance

The diversified mix of products and markets, both developed over the last years, has made it possible for Marcopolo to keep growing, despite operating, in many situations, in volatile economic environments and during periods of political instability. The practice of strategic actions, along with the recent updating and modernization of the product line, the controlling of costs, and the aggressive marketing efforts at home and abroad, resulted in the production of 9,815 units in Brazil (Marcopolo and Ciferal) - a growth of 18% in relation to 2000. During this period, even with a modest growth in this market, Marcopolo increased its market share from 48.9% to 57.2% among the Brazilian manufacturers associated to FABUS. Beyond the traditional models for the main segments of bus transportation and reported in the data to FABUS, another 2,197 integral units of the Volare model were also manufactured, as compared to 2,934 in 2000.



In harmony with the strategy of diversification of markets and consolidation of the position abroad, Marcopolo exported 4,124 units, a growth of 40.9% in relation to 2000. Joint Marcopolo and Ciferal production and participation in the Brazilian market are shown in the table below:

Marcopolo Production (Consolidated Data - by unit)

Models/Years	2001	2000	1999	1998	1997
Coach	2,957	2,643	1,646	2,434	2,391
Urban	5,096	4,113	3,235	4,203	3,562
Micro	1,412	1,561	678	935	946
Mini (LCV) [1]	350	-	-	-	-
TOTAL	9,815	8,317	5,559	7,572	6,899

(1) The production data of the mini buses (LCV - Light Commercial Vehicles) only started to be disclosed in 2001, and do not include the production of integral units such as the Volare model (chassis and coachwork).
Fonte: FABUS


1997
2391
3562
946
6899
1998
2434
4203
935
7572
1999
1646
3235
678
5559
2000
2643
4113
1561
8317
2001
2957
5096
1412
350
9815
coach
urban
micro
mini (LCV)

Marcopolo - Participation in Brazilian Production (Consolidated Numbers)

Models/Years	2001 (%)	2000 (%)	1999 (%)	1998 (%)	1997 (%)
Coach	55.3	47.5	46.8	52.2	50.3
Urban	57.5	49.5	43.8	32.2	29.3
Micro	60.2	49.7	56.7	59.5	67.3
Mini (LCV) [1]	57.5	-	-	-	-
TOTAL	57.2	48.9	45.9	39.3	37.7

Fonte: FABUS


1997
50.3
29.3
67.3
37.7
1998
52.2
32.2
59.5
39.3
1999
46.8
43.8
56.7
45.9
2000
47.5
49.5
49.7
48.9
2001
55.3
57.5
60.2
57.5
57.2
coach
urban
micro
mini (LCV)



Consolidated Results

The growth in the Consolidated Net Earnings resulted from a strong boost in production and sales, and due to the fact that the revenues from exports were benefited by the exchange rate. The operations with countries abroad, totalling R$ 598.9 million, represented 56.7%. The exports of the Parent Company reached US$ 162.2 million, a growth of 26.4% in relation to 2000.

The Gross Operational Profit grew from 19.7% in 2000, to 24.8% in 2001. The Net Profit went from R$ 40.1 million, as compared to R$ 17.2 million in 2000, a growth spurt of 133.1%.

Despite all the precautions taken by the Administration in Argentina in an attempt to minimize the operational losses caused by a long phase of economic instability, the Result of the Year suffered a setback of over R$ 41.0 million – R$ 12.0 million being for Credits for Doubtful Accounts and R$ 29.0 million for Provision for Loss of Assets, reflecting the devaluation of the Argentine Peso from 1.00 to 1.70.

Another event that called for the Company's action, since it is the main sponsor of Marcoprev–a Pension Fund Society–was to recognize the actuarial liability derived from the plan of benefits in a total amount of R$ 20.0 million. This amount was entered directly as a rectification of the Marcopolo Capital, according to the provision given in the CVM Rule No. 371, of December 13, 2000.

On the other hand, the Results for the Financial Year were benefited by R$ 20.9 million from the sale of the subsidiary Dinaço for R$ 5.2 million, and R$ 15.7 from return on taxes registered in the Ciferal subsidiary and to be compensated over the next years.


PARADISO
TURIS

Cash Flow

Cash Flow, expressed by EBITDA, totaled R$ 119.9 million, 88.8% more than the R$ 63.5 million registered in 2000. The EBITDA margin was 11.3% above Net Earnings, compared to 7.6% in the prior year. The coverage ratio (EBITDA/Financial Expenses) was 2.77.

The investment activities consumed R$ 55.1 million and those of financing generated R$ 129.3 million. Consequently, the initial cash balance of R$ 88.8 million in Jan/2001 went up to R$ 123.4 million at the end of the year. Additional information about the management of financial resources is presented in a specific table as Explanatory Notes to the Financial Statement.


EBITDA
119.9
63.5
38.9
34.4
25.5
1997
1998
1999
2000
2001


EBITDA margin (% over Net Earnings.)
11.3%
8.8%
7.4%
7.4%
7.6%
1997
1998
1999
2000
2001

Research and Development

During 2001, in order to streamline logistics, Polomex was transferred from Aguascalientes to Monterrey, in the State of Nuevo León, Mexico. This unit is now capable of producing a broad range of models that are in demand in that market. For this to happen, new models of the Multego, Boxer, and Andare buses were designed and manufactured. For Saudi Arabia, a special Andare bus was developed. At Superpolo, Colombia, the implantation of the manufacturing unit was completed and pilot tests were performed on the new products Temple and Listo. As a complement to the launching of Generation 6, two more models of Coach buses were presented: the Paradiso Double Decker 1800DD and the Paradiso Turis 1200. For the new market in China, an Urban Low Entry was developed, as well as a Senior, fulfilling therefore the technical agreements of transference of technology made with Iveco in May 2001. Using the installed capacity and know-how, the Company developed products in its LCV line for other bus makers.



Environment

Marcopolo chose 2001 as the year for environmental responsibility, with the commitment to follow the high current standards. The Company operates with the "Environmental Management System", working toward the ISO 14000 Certification process. It has promoted training for all the production supervisors and employees with a special focus on environmental performance and the recycling of residues, giving presentations in High Schools, maintaining a permanent control over the Effluent Treatment Stations, the Solid Residue Center, the Environmental Lab, and the Selection Center, final destination of residues, as well as controlling emissions. During the year, R$ 980 million was invested in this area. With these actions, the Company won the "2001 Environmental Distinction Award", which is a contest sponsored by the Company for the Development of Caxias do Sul.

Corporate Government

In the Ordinary General Assembly on April 17, 2001, the Company doubled the number of members on the Administrative Council from three to six. The new composition is made up of two internal counselors, two external, and two independent. A Fiscal Council was also put into place made up of three main members and three substitute members. These alterations brought important contributions to the Company toward a better performance and more transparency.



355 MARCOPOLO

Stocks Market

Composition of the Shared Capital. The Company's Share Capital is R$ 130 million, of which 82.1 million are stocks—38.5 million in common stocks and 43.6 million in preferred stocks. Marcopolo has a Level 1 ADR (American Depositary Receipts) program that was launched in the second semester of 1996. Each ADR represents 10 preferred shares. This program gives a greater degree of liquidity to the foreign investors with Company stocks.

Performance of Marcopolo Stocks on Bovespa

Indicators/Years	2001	2000	1999	1998	1997
Number of Transactions	1,617	1,404	1,384	856	1,280
Shares Negotiated (millions)	17.9	13.2	10.4	18.6	286.2
Amount of Transaction (R$ millions)	47.8	32.2	17.7	30.7	55.1
Market Value (R$ millions) (1)	266.0	188.8	174.9	90.3	108.3
Existing Shares (millions) (2)	82.1	82.1	82.1	82.1	820.7
Capital Value per share	2,59	2,59	2,47	2,40	2,24
Quotation (R$/per preferred share) (3)	3,24	2,30	2,13	1,10	1,32

(1) To determine the market value, the Preferred Stock (PS) quote from the last transaction of the year was used multiplied by the total number of stocks (PS + CS) existing at the end of each year. (2) The total company shares after joining the stocks in April 1998. (3) Quote of PS shares during the last bid of the year.

Stock quotes on December 31



1,32
1,10
2,13
2,30
3,24
1997
1998
1999
2000
2001

Interest on Equity Capital. On December 31, 2001, the interest on the equity capital was credited to the stockholders in the total amount of R$ 20,484,429.64, which came to R$ 0.237 per ordinary share and R$ 0.2607 per preferred share. The Net Amount of interest paid, R$ 18,367,295.15, was imputed as obligatory dividend, declared beforehand according to the year 2001, and will be paid beginning on April 10, 2002.


Marcopolo

Participation and Results of the Parent Companies

Directly or indirectly, Marcopolo holds 100% of the Share Capital of its subsidiaries, with the exception of Polomex where its participation is 74% and at Superpolo where it is 50%. During 2001, steps were taken toward consolidating the Company in Brazil and abroad. Consequently, the subsidiaries reached Net Earnings of R$ 326.7 million, an increase of 23.1% in relation to 2000. This performance was not uniform in all of the units due to the particular context of each region. The subsidiaries, except for the one in Argentina, contributed positively with R$ 45.2 million toward the performance of the Parent Company. These results were setoff by the units located in that country, resulting therefore, in a negative Asset Equivalence of R$ 26.7 million.

Ciferal. In March 2001, Polo Investimentos Ltda., a company completely owned by Marcopolo S.A., acquired in totality the participation belonging to RJ Administração e Participações S. A., and now holds 99.99% of the Share Capital of this company. Later, Ciferal incorporated Polo Investimentos, becoming a direct subsidiary of Marcopolo. The measures taken to increase production, sales, and exports, as well as starting the production of Light Commercial Vehicles, Fratello, contributed toward offsetting the losses. Net Earnings reached R$ 99.6 million, a growth of 75.9% in relation to 2000. The expansion of activities and integration with the objectives of the Parent company should bring about better global results.

Dinaço. In March 2001, the companies Polo Investimentos Ltda. and MVC Componentes Plásticos Ltda., subsidiaries of Marcopolo S. A. and only stockholder of the company Dinaço Indústria e Comércio de Ferro e Aço Ltda. (indirect subsidiary of Marcopolo), alienated in totality the shares that make up the capital of Dinaço. With this operation, Marcopolo expanded its investments in its core business.

MVC. The company holds a leadership position in dealing with manufacturing technology for products using RTM (Resin Transfer Molding), Vacuum Forming, and Cold Rolling. The range of products is applied in the automotive, railway, airplane, telecommunications, and visual communication sectors, as well as others. The expansion of the product line contributed toward the increase in revenues, which reached R$ 40.1 million in 2001, representing a growth of 62.1%. Apart from the broad use of this technology in Marcopolo products, new applications and markets are being developed for 2002.



Polomex. The installation of the company's own plant in Mexico, along with the joint venture with Mercedes-Benz in that country, has brought great strides in Marcopolo's business abroad. Mexico continues to be an excellent market and it should become a base for supplying all other NAFTA countries next year. Due to strategic actions developed and efforts made on behalf of the subsidiary, the activities in this second year were highly positive. Production reached 1,423 units, which is a growth of 92.8%. Net Earnings reached R$ 199.5 million, a growth of 115.4% in relation to the year 2000. For 2002, a 20% growth is expected and until 2004 a production rate of 4,000 units could be reached, which is 50% of the local market.

Marcopolo Latinoamerica S.A. and Laureano S.A. The difficult economic situation in Argentina over the last years, as well as the measures taken to devalue the Peso at the end of 2001 and beginning of 2002, affected the activities and results of the subsidiaries in that country. Considerations are shared in the Explanatory Notes annexed to the Balance Sheet of December 31, 2001 and on item 4 of this Report. The Administration is confident in a slow, but gradual return of the Argentine economy, which could contribute to the improvement of the performance and recuperation of these subsidiaries.

Marcopolo Indústria de Carroçarias S.A. Located in Coimbra, Portugal, this unit continued to carry out its strategic function of keeping the parent Company consistently up-to-date in relation to the technological advances and the design of the European bus. Net Earnings reached R$ 21.2 million, a growth of 7.1% in relation to last year. Studies are being made to expand the activities in this market.

Superpolo S.A. The agreement made in 2000 to supply components and assemble buses reached its full success peak so that in October 2001 the joint venture was closed with Superbus de Bogotá S. A., of the Fanalca Group, in Colombia. The objective is to do the coachwork for urban, micro, and inter-city buses. The first units were delivered to the market in the beginning of 2002. The installations have the capacity to produce 2,000 units per year. Marcopolo participates with 50% of the capital in this new company. Considering the area of coverage given for this plant (Colombia, Venezuela, Peru, Ecuador, and Panama), an important contribution is expected to be given to the Marcopolo business.

For a company


4
DOWNTOWN
4

1955— Urban Bus.


VIALE DD
Marcopolo
VIALE DD
Marcopolo
Marcopolo. Thinking ahead is creating the future


VIALE
Marcopolo



Marcopolo South Africa Pty Limited. Giving continuity to the "Africa Project", our own plant was set up with headquarters in Johannesburg, in South Africa. The activities began in November 2001 and in the short time that it operated last year, Net Earnings already came to R$ 1.4 million. The unit has a production capacity of 700 bus coaches a year, as well as urban and microbuses. Parallel to this, the strategic alliance made with Scania South Africa Pty Ltd. in 2000, with a plant in the city of Pieterburg, continues in effect. Africa begins to unfold as one of the largest bus transportation markets, and Marcopolo wants to be there to take a considerable share of this market.

Investments and Immobilization

Investments in the Parent Company. During the year, investments of R$ 12.5 million were made mainly in machines, equipment, buildings, tools, computer equipment, and new product development, with the objective of modernizing and keeping the Caxias do Sul units updated. The total consolidated investments were of R$ 55.1 million.

Investments in the Subsidiaries. As to the Subsidiaries, R$ 42.6 million were invested in the modernization of manufacturing plants, the introduction of new assembly lines, the transference of Polomex to Monterrey, Mexico, the acquisition of the balance of Ciferal stocks, and in the implantation of two units abroad: in Colombia, Superpolo S.A. in October 2001, and in South Africa, in Johannesburg, Marcopolo South Africa Pty Limited, in November 2001.



Human Resources

The development and the value given to the employees continued having a high priority, with investments in the areas of education, quality of life, and as a stimulus in the exercise of being a good citizen.

Number of Employees	2001	2000	1999
Parent Company	4,541	4,253	3,427
Other Subsidiaries in Brazil	1,890	1,838	1,642
Subsidiary Units Abroad	678	568	331
Total	7,109	6,659	5,400
Turn-over Rate (%) (1)	0.63	0.69	1.09

(1) Referring to the Parent Company.

Professional Training. 2,495 training activities were carried out (1,035 in the previous year) focused on technical and managerial training. The company awarded 1,102 educational scholarships for courses at various levels–high school, college, post-graduate, and master.

Marcopolo Center of Corporate Training. Set up in 2001, CEMEC made available to 104 employees, managers, and potential successors of strategic positions a special program of post-graduation in Organizational Management that lasts four years. Developed together with EAESP – Escola de Administração de Empresas da Fundação Getúlio Vargas de São Paulo–the Program provides a holistic vision that focuses the professional both as an integrated individual and his/her technical side. During the year, also with the participation of EAESP, which in turn made use of the technical support from The Boston Consulting Group, the implantation of the GVA system continued–Gestão de Valor Agregado (Value Added Management)–a project that should bring a favorable impact on the general performance of the Company. During 2001, R$ 1.7 million were invested in programs focused on employee education.

Quality of Life Program. The wellbeing of the employees and their families is part of the Marcopolo philosophy. Flexibility in the choice of health insurance plans, restaurant, transportation on exclusive buses, on-the-job medical, dental, and clinical assistance, as well as a broad network of agreements are decisive factors for the elevated satisfaction level on the part of the personnel, which is annually evaluated internally.


GUIA
EXAME
100 MELHORES EMPRESAS PARA VOCÊ TRABALHAR
2001

Marcoprev - Marcopolo's private pension fund society accounted assets of R$ 31.3 million in the end of the year, a growth of R$ 6.1 million in relation to the year before. The plan gives all employees complementary benefits to those of the Previdência Social (Brazilian form of Social Security). As its main sponsor, Marcopolo contributed, in 2001, with R$ 4.2 million.

Marcopolo foundation and Employee Association - Administrated by the employees themselves, these entities provided benefits is the areas of financing help, a retail store, country club, sports courts, and an large recreational area.

Profit Sharing Program - The Company distributed R$ 8.4 million to its employees for their efforts to mutually meet goals established in the beginning of the year.

Awards

The Company, in 2001, had an outstanding performance in various segments of its activities, and this was recognized through a series of awards: "The Best 100 Companies to Work in" – from Exame magazine – for the third consecutive time; "Top Citizenship" Award, from ABRH-RS; "Citizen Company", awarded by ARH Serrana; "Social Responsibility Certificate", from the Legislative Assembly of the State of Rio Grande do Sul; for the performance shown in foreign trade, for the 4th time received the "Exportation Award", sponsored by the Association of Sales Leaders of Brazil; for the 5th time the Company received the "Industrial Distinction Award" and the "RS Quality Award" trophy, both from FIERGS; "Coachwork Company of the Year" from the Autodata magazine; "Highlight in Marketing", from the Brazilian Association of Marketing, and the "Environmental Distinction Trophy 2001" from the Company for the Development of Caxias do Sul.


Marcopolo

The Segment and the Future

For the next years, Marcopolo foresees a worldwide growth in demand in all the segments. The terrorist actions in September in the United States made highway transportation seem safer in the public eye, which had been stagnant since 1997, benefiting mostly the tourism sector in Brazil and abroad. Furthermore, urban transportation, suffering from clandestine operators activities, should present a good recovery, which can be felt from due to the strong growth in demand in the first trimester of this year. The microbuses, serving as complements to the system, also are being benefited with the reactivation of the market. City administrations such as São Paulo, Rio de Janeiro, and Belo Horizonte are revamping their transportation system, legalizing alternative vehicles, investing in infrastructure, and designing integrated transportation systems.

Marcopolo has been participating actively in unions and associations such as SIMEFRE, FABUS, ANTP, as well as giving support to associations in these segments such as ABRATI and NTU in an attempt to prioritize mass transportation over individual cars. The company is increasingly participating in taskforce groups and seminars sponsored by the SEDU (Special Committee for Urban Development) in the sense of elaborating a comprehensive plan for urban transportation in the country. Only through heavy investments in road infrastructure will urban traffic jams be avoided, and thus reduce environmental pollution and lower considerably the increasing rates of traffic accidents.

Forecasts for 2002

During this year, the Administration will concentrate its efforts on the consolidation of the expansion made in 2001, the unification of bus operations in Brazil (Marcopolo and Ciferal), the recuperation of units in deficit, and on improving the performance of the other units. The Brazilian market of buses shows an increase in demand of 5% in relation to 2001, and exports also show an upward trend. Marcopolo has begun the year 2002 with much optimism, forecasting a minimal growth of 5% in the Consolidated Net Earning and a real evolution in the results.

Acknowledgements

The Marcopolo companies have the privilege of receiving help from people who make things happen. The 7,100 employees faced a tough challenge in the year that has gone by and they responded effectively. We are sure that we will be able to always overcome new challenges. Our thanks go out to each employee and also to our shareholders for their confidence, as well as to our clients, suppliers, and financial institutions for their unconditional support given to the Company during the year that has recently ended.

Caxias do Sul, March 15, 2002.

The Administration

Brazilian Marcopolo Companies



Ana Rech Unit

Main Marcopolo plant, located in Ana Rech in the city of Caxias do Sul, in Rio Grande do Sul. It has 60,000 m2 of covered area and the total grounds are of 305,000 m2 where the Coach and Urban buses are manufactured.



Planalto Unit

Plant located in the district of Planalto, also in the city of Caxias do Sul, it has 38,000 m2 of covered area for the production of microbuses and LCV. The two Marcopolo plants in Caxias do Sul have an installed production capacity of 13,500 buses a year.



Ciferal Indústria de Ônibus Ltda.

Installed in Xerém, Duque de Caxias, in the State of Rio de Janeiro, with 70,000 m2 of constructed area and total premises of 193,000 m2. Located close to the chassis plants and to one of the largest markets in Brazil of urban buses, it has the capacity to produce 3,000 units per year.



MVC Componentes Plásticos Ltda.

Situated in São José dos Pinhais, in Paraná, it uses state-of-the-art technology in the processes of RTM Light, Vacuum Forming, and Fiberprint, with products for the industrial segments of airplane manufacturing, carmakers, refrigeration, telephony, as well as for the areas of visual communication and advertising. It is certified according to Embraer Norms, ISO 9002, VDA 6 (Germany), and Pôle de Plasturgie de l'Est (France).

International Marcopolo Companies



Polomex S. A. de CV

A result of the association with Mercedes Benz, the new Polomex plant located in Monterrey, Mexico has a production capacity of 4,000 buses a year to supply the markets in North and Central America and the Carribean.



Marcopolo Latinoamerica S. A.

The plant is located in the city of Rio Cuarto, in the province of Córdoba, Argentina, with a constructed area of 12,000 m2. Its annual production capacity is of 1,250 urban and microbuses, to be sold to the local market and neighboring countries.



Marcopolo Indústria de Carroçarias S. A.

Strategically located in the city of Coimbra, Portugal, it has a production capacity of 250 units per year. The main markets are the countries of the European Community, who acquired 132 buses in the year 2000.


SUPERPOLO

Superpolo S. A.

Located in Colombia, it began its activities in December 2001, producing coaches for urban, micro, and inter-city buses. The installations have a production capacity of 2,000 units per year to be sold mainly to the markets of Colombia, Venezuela, Peru, Ecuador, and Panama.



Marcopolo South Africa Pty Limited.

With headquarters in Johannesburg, South Africa, the plant began its activities in November 2001. This unit has a production capacity of 700 coaches per year, both urban and microbuses, mostly for the local market.

Marcopolo Products - Brazil

Plant	Coach	Inter-city	Urban	Microbus	LCV
Ana Rech	• Viaggio 1050 • Paradiso 1200 • Paradiso 1350 • Paradiso LD 1550 • Paradiso DD 1800	• Andare • Allegro	• Torino • Torino Low Entry • Torino Articulated • Torino Double articulated • Viale • Viale DD RHD • Viale Low Entry • Viale Articulated • Viale Double articulated • Viale Hybrid • Viale Articulated Hybrid • Trolebus • Trolebus Articulated		
Planalto				• Senior	• Volare A6 • Volare A8
Ciferal			• Turquesa • Torino • Viale		• Fratello • Vicino

Marcopolo Products - International

Plant	Coach	Inter-city	Urban	Microbus
Mexico [1]	• MP 120 • MP 105 • Multego	• Andare • Allegro	• Torino • Boxer	
Argentina			• Viale • Viale Low Entry • Torino	• Senior
Portugal	• Viaggio II	• Allegro • Allegro SE		• Senior
Colombia [2]		• Allegro • Andare	• Viale T • Viale T Articulated	• Listo • Temple • Senior
South Africa	• Semi Luxury	• Rural Bus	• Torino	
China [3]	• High Decker		• Low Entry	• Midibus

(1) JVC with 74% participation by Marcopolo S.A. and 26% Mercedes-Benz Mexico.
(2) JVC with 50% participation by Marcopolo S.A. and 50% FANALCA S.A.
(3) China: Marcopolo technology to IVECO.

Administration

Marcopolo S. A.

Administrative Council	Paulo Bellini - President José A. Fernandes Martins - Counselor Raul Tessari - Counselor Nestor Antonio Perottoni - Counselor Dílson Sampaio da Fonseca - Counselor Paulo Conte Vasconcellos - Counselor
Corporate Directors	Paulo Bellini - President José A. Fernandes Martins - Vice-President Valter Gomes Pinto - Director Carlos Zignani - Director and Director of Investor Relations
Executive Directors	José Rubens De La Rosa - General Director Moacir V. Moroni - Industrial Operations Director Ruben A. Bisi - Strategy and Development Director James E. Bellini - Commercial Director of International Operations Nelson Gehrke - Commercial Director of Brazilian Operations
Marcopolo Indústria de Carroçarias S. A.	Paulo R. C. de Carvalho - Director-President
MVC Componentes Plásticos Ltda.	Gilmar Lima - General Manager
Marcopolo Latinoamerica S.A.	Gilmar Nunes - General Manager
Laureano S. A.	Gilmar Nunes - General Manager
Polomex S. A. de CV	Carlos Casiraghi - Diretor-Geral
Ciferal Indústria de Ônibus Ltda.	Gilson Mansur - General Manager
Marcopolo Distribuidora de Peças Ltda.	Alfredo J. Flach - Rio de Janeiro Branch Manager Almir José Vargas - São Paulo Branch Manager
Superpolo S. A.	Luiz Carlos Massa - Regional Manager
Marcopolo South Africa Pty Limited	José Rubens De La Rosa - Director James E. Bellini - Director Moacir V. Moroni - Director

Investor Relations

Director:	Carlos Zignani
Manager:	João Luiz Borsoi
Address:	Av. Rio Branco, 4889 - Bairro Ana Rech
	Caxias do Sul - RS - CEP 95060-650
Telephone:	+55 (54) 2094660
Fax:	+55 (54) 2094665
e-mail:	joao.borsoi@marcopolo.com.br

System of Stocks and Services for Stockholders

Bank:	Itaú S.A.
Address:	Rua Boa Vista, 185, 6º andar
	São Paulo - SP - Brazil
Brazilian Stock Market:	Bolsa de Valores de São Paulo (BOVESPA)
Stock Market Code:	Common: POMO3
	Preferred: POMO4

System ADRs

Depository Bank:	Citibank, N. A. - NY (EUA)
Custodian Bank:	Banco Itaú S.A. - SP (Brazil)
Stock Market Abroad:	OTC - New York
ADR Code:	MCPOY

Independent Auditors

KPMG Independent Auditors

Business Information Newspapers

Diário Oficial do Estado do Rio Grande do Sul

Pioneiro – Caxias do Sul – RS

Gazeta Mercantil – National Edition


Iceland
The Netherlands
Switzerland
England
Belgium
Germany
France
Madeira
Portugal
Spain
Azores
Italy
United States
Miami
Mexico
Bahamas
Dominican Republic
Cuba
St. Martin
Jamaica
Curacao
Guadaloup
Belize
Aruba
Martinica
Guatemala
Honduras
T.Tobago
Barbados
El Salvador
Nicaragua
Venezuela
Costa Rica
Guyana
Panama
French Guyana
Colombia
Ecuador
BRAZIL
Peru
Bolivia
Rio de Janeiro
São Paulo
Paraguay
São José dos Pinhais
Chile
Caxias do Sul
Uruguay
Argentina
Mauritania
Ghana
Nigeria
Ivory Coast
Cameroon
Congo
Angola
South Africa
Factories
Exports
Strategic Alliances
Offices

Addresses

MARCOPOLO S. A. - Planalto Unit
Corporate Heads and Manufacturing
Av. Marcopolo, 280 - Bairro Planalto
Caxias do Sul - RS - Brazil
Caixa Postal 238 - Cep 95086-200
Phone: +55 (54) 209-4000 - Fax: +55 (54) 209-4121
marcopolo@marcopolo.com.br

MARCOPOLO S. A. - Ana Rech Unit
General Administration and Assembly
Av. Rio Branco, 4889 - Bairro Ana Rech
Caxias do Sul - RS - Brazil
Caixa Postal 238 - Cep 95060-650
Phone: +55 (54) 209-4000 - Fax: +55 (54) 209-4121
marcopolo@marcopolo.com.br - www.marcopolo.com.br

CIFERAL INDÚSTRIA DE ÔNIBUS LTDA.
Rua Pastor Manoel Avelino de Souza, 2064 - Xerém
Duque de Caxias - RJ - Brazil - Cep 25250-000
Phone: +55 (21) 2679.1011
Fax: +55 (21) 2679.1032
ciferal@ciferal.com.br
www.ciferal.com.br

MVC COMPONENTES PLÁSTICOS LTDA.
Rua Maria Izabel Zagonel, 205 - Colônia Afonso Pena
São José dos Pinhais - PR - Brazil - Cep 83045-430
Phone: +55 (41) 283.3233
Fax: +55 (41) 282.0092
comercial@mvc-marcopolo.com.br
www.mvcplasticos.com.br


Italy
Syria
Iraq
Kuwait
Oman
Egypt
Saudi Arabia
UAE
Dubai/Abu Dhabi
Taiwan
Eritrea
Nigeria
Ethiopia
Singapore
Zaire
Reunion Island
Botswana
Tahiti
New Caledonia

POLOMEX S. A. DE CV
Carretera García Km 6,5B
Zona Industrial el Obispo García
García – Monterrey – Nuevo León – Mexico
Phone: (+52) 81 8130 2300
Fax: (+52) 81 8319 3993
polomex@prodigy.net.mx

MARCOPOLO INDÚSTRIA DE CARROÇARIAS S. A.
Estrada de Eiras – Eiras – Apartado, 8043
3021-901 – Coimbra – Portugal
Phone: (+351) 239 431856
Fax: (+351) 239 439174
marcopolo@mail.telepac.pt

MARCOPOLO LATINOAMERICA S. A.
Ruta Nacional, Km 8 – 6055800 – Cidade de Rio Cuarto
Província de Córdoba – Argentina
Phone: (+54) 358 4635600 – Fax: (+54) 358 4639281
mapla@ar.marcopolo.com.br
Capital Federal:
San Martin, 910 – 4º P – Phone: (+54) 1143155015

SUPERPOLO S. A.
Autopista Sur, 77-31 – Santafé de Bogotá – DC – Colombia
Phone: (+571) 730 5700 – Fax: (+571) 730 5762
superpolo@superpolo.com.co

MARCOPOLO SOUTH AFRICA PTY LIMITED
Seshego – Pieterburg – South Africa
Phone: (+ 27) 15 223 0365 - Fax: (+ 27) 15 223 0416

Credits

Graphic and Editorial Project: Acori Comunicação · **Photolitho:** Impresul
Photography: Sergio Dal' Alba and Julio César Soares · **Copies:** 9.000 copies
Printing: Gráfica São Miguel

Financial Statements 2001

Marcopolo

Statement by the Independent Auditors

To
The Administrative Council and Stockholders of
Marcopolo S.A.
Caxias do Sul - RS

We have examined the balance sheets of Marcopolo S.A. and the consolidated balance sheets of the Company and its subsidiaries, as of December 31, 2001 and 2000, and the respective reports on the results, the changes to working capital, and the origin and investments of the resources that correspond to the accounting periods ending on those dates, elaborated under the responsibility of its Administration. Our responsibility is to express an opinion about these financial statements.

Our audits were carried out according to the auditing norms applicable to Brazil and cover the following: (a) planning of the tasks, considering the relevance of the balances, the volume of transactions and the accounting systems and internal controls of the Company and its subsidiaries, (b) inspection, based on tests, of the evidences and the bookkeeping that supports the amounts and accounting information provided, and (c) evaluation of the main practices and accounting estimations adopted by the Company's Administration and its subsidiaries, as well as the presentation of the financial statements taken as a whole. The information of the invested companies Marcopolo Latinoamerica S.A. and Laureano S.A., referring to the periods ending on December 31, 2001 and 2000 were revised by other independent auditors, whose reports were passed on to us, and the result of our revision, with respect to the amounts of the investments and the results of these companies, is based solely on the reports of those independent auditors.

In our opinion, based on our audits and the vision of other independent auditors, the financial statements referred to above adequately represent, in all relevant aspects, the assets and financial position of Marcopolo S.A. and the consolidated assets and financial position of this Company and its subsidiaries on December 31 2001 and 2000, the results of its operations, the changes to working capital, and the origins and investments of resources that correspond to the periods ending on those dates and elaborated according to the accounting practices based on Brazilian corporate legislation. Our audits were performed with the objective of forming an opinion concerning the financial statements as a whole. The reports on the added value and cash flow on December 31, 2001 and 2000 represent complementary information to those balance sheets and are presented to provide an additional analysis. This complementary information underwent the same auditing procedures applied to the financial statements and, in our opinion, are presented, in all the relevant aspects, adequately in relation to the financial statements, taken as a whole. As stated in note 21-b, the Company made an accounting reclassification, from current assets to the long-term recoverable liability, of credits in US Dollars of clients located in Argentina. The realization of the accounts receivable, net of the provision, depends on the renegotiations that are in progress with clients and governmental organs in Argentina and Brazil.

March 15, 2002.

KPMG Independent Auditors
CRC-SP-14.428"S"RS
Wladimir Omiechuk
Certified Accountant - CRC-RS-041241/0-2

Balance Sheets

in December 31, 2001 and 2000 (in thousands of Reais)

	Parent company		Consolidated	
Assets	**2001**	**2000**	**2001**	**2000**
Current				
Current assets	4,572	1,532	24,970	20,386
Financial investments	74,096	39,551	98,387	68,416
Accounts receivable from clients	196,996	97,896	337,692	226,946
Stocks	46,275	37,981	87,987	84,816
Other receivables	20,349	5,621	22,794	16,052
Recoverable taxes	25,958	8,866	39,071	21,915
	368,246	191,447	610,901	438,531
Long-term recoverable				
Related parties	58,330	40,873	-	1,479
Deferred taxes and contributions	5,206	2,463	22,700	2,463
Judicial deposits	2,526	2,503	3,114	2,703
Accounts receivable from clients	4,949	-	46,356	4,319
Other receivables	66	180	3,556	792
	71,077	46,019	75,726	11,756
Permanent				
Investments	86,883	70,214	1,321	2,213
Fixed assets	59,221	57,024	124,131	131,214
Deferred	257	1,144	30,397	8,300
	146,361	128,382	155,849	141,727
	585,684	365,848	842,476	592,014

The explanatory notes are an integral part of the financial statements.

Balance Sheet of Assets

on December 31 2001 and 2000 (in thousands of Reais)

	Parent Company		Consolidated	
Assets	**2001**	**2000**	**2001**	**2000**
Current				
Suppliers	34,874	35,966	108,490	88,456
Loans and financing	125,499	45,045	230,110	118,640
Salaries and paid vacations	22,916	17,557	27,336	22,975
Taxes and contributions	8,405	5,796	13,354	9,824
Related parties	639	3,008	-	-
Escrow deposits	2,123	5,423	7,474	9,604
Commissioned representative	10,038	6,139	16,238	8,671
Advanced billings	2,581	2,077	2,757	3,110
Interest on own capital	18,367	6,844	18,367	6,844
Shares in profit of the administrators	2,588	1,873	3,184	1,873
Other accounts payable	11,357	9,014	27,324	24,566
	239,387	138,742	454,634	294,563
Long-term liabilities				
Loans and financing	109,352	11,378	139,761	79,880
Benefits to employees	19,758	-	19,995	-
Other accounts payable	-	-	10,503	15,289
	129,110	11,378	170,259	95,169
Shares in profit of the minority shareholders	-	-	5,312	(10,329)
Net assets				
Share capital	130,000	130,000	130,000	130,000
Capital Reserves	1,445	1,445	1,445	1,445
Profit Reserves	85,742	84,283	80,826	81,166
	217,187	215,728	212,271	212,611
	585,684	365,848	842,476	592,014

The explanatory notes are an integral part of the financial statements.

Financial Statements of the Results

Accounting period ending on December 31, 2001 and 2000 (in thousands of Reais)

	Parent company		Consolidated	
	2001	2000	2001	2000
Gross operational Income	818,349	655,483	1,182,819	957,043
Deductions from sales				
Taxes and products returned	(88,543)	(87,435)	(126,262)	(123,526)
Net income from sales	729,806	568,048	1,056,557	833,517
Cost of products and services sold	(546,121)	(451,127)	(794,902)	(669,668)
Gross operational profit				
	183,685	116,921	261,655	163,849
Operational expenses				
With sales	(47,295)	(46,413)	(95,594)	(70,124)
Remuneration of the administrators	(2,714)	(2,058)	(3,365)	(3,090)
Administrative expenses	(25,055)	(18,714)	(45,762)	(36,623)
Financial expenses	(43,463)	(25,652)	(115,878)	(47,587)
Financial revenues	42,376	20,068	72,592	24,838
Result of asset equivalency	(26,702)	(6,748)	-	-
Other operational incomes (expenses)	(4,081)	(2,096)	(18,620)	(3,601)
Operational profit				
	76,751	35,308	55,028	27,662
Non-operational result	(207)	367	9,617	879
Profit before income tax, social contributions, and statutory shares				
Income tax and social contribution	76,544	35,675	64,645	28,541
Shares in profit for employees and administrators	(24,245)	(10,465)	(12,150)	(11,391)
Profit in the period before				
minority shares	(10,361)	(6,480)	(11,589)	(7,014)
Minority shares	41,938	18,730	40,906	10,136
Net profit in the period	-	-	(767)	7,068
Profit per share - R$				
Asset value per share - R$	41,938	18,730	40,139	17,204
	0.511	0.228		
	2.646	2.628		

The explanatory notes are an integral part of the financial statements.

Financial Statements of the Origin and Investment of Resources of the operations

Accounting period ending on December 31, 2001 and 2000 (in thousands of Reais)

	Parent Company		Consolidated	
	2001	2000	2001	2000
Origins of the resources of the operations				
Net result of the period	41,938	18,730	40,139	17,204
Items that affect current assets				
Depreciation and amortization	10,772	9,770	21,549	19,256
Result of asset equivalence	26,702	6,748	0	-
Disposal of permanent asset cost	462	795	18,553	4,364
Disposal of investment cost	70	-	70	-
Exchange rate variation of subsidiaries abroad	-	-	821	(1,634)
Minority participation	-	-	10,154	(7,068)
	79,944	36,043	91,286	32,122
Of the shareholders and third parties				
Dividends received	365	139	-	-
Integration of capital	-	-	5,487	-
Redfuction of long-term liquid assets	-	-	-	1,058
Reduction of equity in subsidiaries	26,538	-	-	-
Increase of long-term liquid assets	117,732	-	75,090	14,753
	224,579	36,182	171,863	47,933
Investment of resources				
Increase in permanent investments in other companies	70,583	628	-	9,142
Purchase of fixed assets	12,542	12,656	30,490	27,050
Additions to the cost of deferred assets	-	1,038	24,625	3,238
Long-term recoverable accounts	25,058	20,131	63,970	-
Interest on own capital - Law no. 9.249/95	20,484	7,511	20,484	7,511
Decrease of long-term liquid assets	-	41,921	-	-
Net effect on the non-current balances of subsidiary acquired in the period	-	-	-	4,292
Adjustments to prior periods - benefits to employees	19,758	-	19,995	-
	148,425	83,885	159,564	51,233
Increase (reduction) in net current assets	76,154	(47,703)	12,299	(3,300)
Variation of the net current capital				
Beginning of the period	52,705	100,408	143,968	147,268
End of the period	128,859	52,705	156,267	143,968
Increase (reduction) in net current assets	76,154	(47,703)	12,299	(3,300)

The explanatory notes are an integral part of the financial statements.

Financial Statements of Cash Flow - Indirect Method

Accounting period ending on December 31, 2001 and 2000 (in thousands of Reais)

	Parent company		Consolidated	
	2001	2000	2001	2000
Cash flow of operational activities				
Results of the period	41,938	18,730	40,139	17,204
Adjustments to reconcile the result with current assets generated by the operational activities:				
Depreciation and amortization	10,772	9,770	21,549	19,256
Results of selling fixed assets	532	795	18,624	4,364
Asset equivalence	26,702	6,748	-	-
Provision for credit risks	2,965	-	14,256	
Minority participation	-	-	10,154	(7,068)
Receiving profits and dividends from subsidiaries	365	139	-	-
Variations in Assets and Liabilities				
(Increase) of accounts receivable from clients	(64,849)	(43,475)	(73,967)	(144,133)
(Increase) reduction in other receivables	(34,406)	9,701	(49,493)	(1,465)
(Increase) in stocks	(8,294)	(1,538)	(3,171)	(22,872)
Increase (reduction) in suppliers	(1,092)	18,205	20,034	58,435
Increase (reduction) in accounts payable and provisions	10,011	9,217	(36,350)	41,235
Reduction of interest on own capital	(6,844)	(4,203)	(6,844)	(4,203)
Net current assets generated by (applied to) operational activities	(22,200)	24,089	(45,069)	(39,247)
Cash flow of investment activities				
Reduction in capital in subsidiaries	26,538	-	-	-
Integration of capital	-	-	5,487	-
Purchase of fixed assets	(12,542)	(12,656)	(30,490)	(27,050)
Acquisition of stocks/shares	(70,583)	(628)	-	(9,142)
Deferred investments	-	(1,038)	(24,625)	(3,238)
Net current assets generated by (applied to) *investment activities* Current assets	(56,587)	(14,322)	(49,628)	(39,430)
Cash flow of financing activities				
(Increase) reduction of related parties	(19,826)	(27,728)	1,479	(19)
Loans taken	416,523	122,666	518,879	273,657
Loans paid	(269,781)	(117,578)	(367,907)	(190,193)
Interest paid for loans	(10,544)	(26,397)	(23,199)	(43,455)
Net current assets generated by (applied to) financing activities Current assets	116,372	(49,037)	129,252	39,990
Financial statement of the increase (reduction) of the current assets				
Beginning of the period	41,083	80,353	88,802	127,489
End of the period	78,668	41,083	123,357	88,802
Increase (reduction) of current assets	37,585	(39,270)	34,555	(38,687)

Financial Statement of the Added Value

Accounting period ending on December 31, 2001 and 2000 (in thousands of Reais)

	Parent Company		Consolidated	
	2001	2000	2001	2000
1. Earnings				
1.1. Sales of merchandise, products, and services	797,531	631,588	1,152,645	933,148
1.2. Non-operational	324	367	28,217	879
	797,855	631,955	1,180,862	934,027
2. Supplies acquired from third parties (includes ICMS and IPI)				
2.1. Raw material consumed	483,757	405,204	721,361	595,717
2.2. Materials, energy, third-party services, and others	82,631	81,898	131,565	125,507
	566,388	487,102	852,926	721,224
3. Gross added value (1-2)	231,467	144,853	327,936	212,803
4. Retained				
4.1. Depreciation and amortization	10,772	9,770	21,549	19,256
5. Net added value produced by the company (3-4)	220,695	135,083	306,387	193,547
6. Added value received by transference				
6.1. Result of asset equivalence	(26,702)	(6,748)	-	-
6.2. Financial earnings	42,376	20,068	72,592	24,838
	15,674	13,320	72,592	24,838
7. Total added value to distribute (5+6)	236,369	148,403	378,979	218,385
8. Distribution of the added value				
8.1. Personnel and legal obligations	105,761	67,107	155,293	89,968
8.2. Taxes, fees, and contributions	47,249	39,230	51,057	61,021
8.3. Interest and rent	41,421	23,336	132,490	50,192
8.4. Interest on own capital and dividends	20,484	7,511	20,484	7,511
8.5. Retained profits	21,454	11,219	19,655	9,693
	236,369	148,403	378,979	218,385

ANNEX I

Investments in Subsidiary Companies

Accounting period ending on December 31, 2001 and 2000 (in thousands of Reais)

	Marcopolo Distribuidora de Peças Ltda.	Marcopolo Trading S.A.	Marcopolo Latinoamerica S.A. (1)	Pol Investimento Ltda
Flow of the investments				
Share capital	4,000	1,000	2,045	22,228
Adjusted working capital	3,482	4,890	(30,623)	33,115
Stocks or shares owned	1	3,450,103	2,878	1
% of shares in profit	99.999	99.995	99.999	99.951
Net profit (loss) in the period	499	1,538	(30,370)	13,264
Flow of the investments				
Share capital				
Adjusted net assets	2,983	3,717	(366)	46,379
Adjustments to prior periods – pension plan	-	-	-	
Additions	-	-	-	
Dividends/realized profits	-	(365)	-	
Reduction in capital	-	-	-	(26,538
Result of the asset equivalence	499	1,537	(30,257)	13,278
Incorporation of Ciferal on June 1, 2001	-	-	-	(33,119
Final balances:				
By the asset value	3,482	4,889	(30,623)	

(1) Subsidiary abroad

Alterations in the corporate organization:

a) On January 2, 2001 the indirect subsidiary Laureano Gonzáles S.A was incorporated by Laureano S.A, which is also an indirect subsidiary.

b) On March 8, 2001 the participation in the indirect subsidiary Dinaço Indústria e Comércio de Ferro e Aço Ltda. was sold.

ANNEX II

Related parties

Accounting period ending on December 31, 2001 and 2000 (in thousands of Reais)

	Marcopolo Distribuidora de Peças Ltda.	Marcopolo Trading S.A.	MVC Componentes Plásticos Ltda.	Ilmot International Corporation S.A.	Polo Investimentos Ltda.	Dinaço Ind. e Com. de Ferro e Aço Ltda.
Asset (liability) balance of inter-company loans and current accounts	1,674	1,720	(117)	29	-	-
Sales receivable	144	17,221	-	16,671	-	-
Accounts payable for purchases	2,095	-	215	-	-	-
Purchasing products and services	5,202	3	11,720	-	-	1,700
Sales of products and services	652	19,413	104	113,172	-	345
Financial costs	-	418	8	5	35	16
Financial Income	204	27	8	-	599	-

Observations:

The balance in the current accounts is subject to monetary correction according to the variations of CDI.

The operations of sales, purchasing of products and/or services are realized in conditions of price and terms that are equivalent with non-related third parties.

Polo Serviços em Plásticos Ltda.	Polomex S.A. de CV (1)	Marcopolo International Corporation (1)	Ciferal Indústria de Ônibus Ltda.	MVC Componentes Plásticos Ltda.	Total 2001	Total 2000
500	21,102	34,910	79,000	22,000		
588	20,432	23,058	60,721	23,234		
1	3,011,659	50,000	499,953	1		
99,000	3,610	100.000	99.999	99.999		
97	745	(29,941)	15,723	493		
598	560	15,340	-	-	69,211	76,098
(111)	-	-	-	(126)	(237)	-
-	-	36,229	10,000	24,355	70,584	-
-	-	-	-	-	(365)	(139)
-	-	-	-	-	(26,538)	-
96	178	(28,511)	17,600	(1,122)	(26,702)	(6,748)
-	-	-	33,119	-	-	-
583	738	23,058	60,719	23,107	85,953	69,211

Marcopolo Indústria de Carroçarias S.A.	Polo Serviços em Plásticos Ltda.	Marcopolo International Corporation	Marcopolo South Africa Pty Limited	Polomex S.A. de CV	Ciferal Industria de Ônibus Ltda.	Marcopolo Latinoamerica S.A.	Total 2001	Total 2000
-	(350)	24,690	-	-	(172)	30,217	57,691	37,865
74	-	30,980	-	2,769	3,700	16,971	88,530	31,420
-	904	-	-	-	-	-	3,214	1,177
-	10,516	-	-	-	6,877	-	36,018	28,220
119	-	45,033	1,311	14,654	21,625	26,590	243,018	125,157
-	64	-	-	-	163	-	709	1,116
-	-	1,884	-	3	169	504	3,398	3,893

Financial Statement to the Changes made to Working Capital

Accounting period ending on December 31, 2001 and 2000 (in thousands of Reais)

		RESERVES OF CAPITAL	
	Share capital	Subsidy for investments	with the conveyance of shares in treasury
Balances on January 1, 2000	130,000	688	757
Net profit in the period	-	-	-
Destinations:			
Legal reserve	-	-	-
Reserve for increase in capital	-	-	-
Reserve for payment of dividends	-	-	-
Reserve for purchasing own shares	-	-	-
Interest on own capital – Law no. 9,249/95	-	-	-
Balances on December 31, 2000	130,000	688	757
Adjustment to prior accounting periods - benefits to employees			
Net profit in the period	-	-	-
Destinations:			
Legal reserve	-	-	-
Reserve for increase in capital	-	-	-
Interest on own capital	-	-	-
Balances on December 31, 2001	130,000	688	757

The explanatory notes are an integral part of the financial statements.

RESERVES OF PROFITS					
Legal	For future increase of capital	For payment of intermediary dividends	For purchase of own shares	Accumulated profits	Total
16,362	36,571	9,450	10,681	-	204,509
-	-	-	-	18,730	18,730
937	-	-	-	(937)	-
-	7,198	-	-	(7,198)	-
-	-	1,542	-	(1,542)	-
-	-	-	1,542	(1,542)	-
-	-	-	-	(7,511)	(7,511)
17,299	43,769	10,992	12,223	-	215,728
				(19,995)	(19,995)
-	-	-	-	41,938	41,938
2,097	-	-	-	(2,097)	-
-	(638)	-	-	638	-
-	-	-	-	(20,484)	(20,484)
19,396	43,131	10,992	12,223	-	217,187

Explanatory Notes of the Financial Statements

Accounting period ending on December 31, 2001 and 2000 (in thousands of Reais)

1. Operational context

The Company has the objective of manufacturing and selling buses, automotive vehicles, bus coaches, parts, agricultural and industrial machines, importation and exportation, and is capable of participating in other companies.

2. Introduction to the financial statements

The financial statements were elaborated based on the accounting practices stated by the corporate legislation of the Comissão de Valores Mobiliários.

Description of main accounting practices

a. Foreign currency

Monetary assets and liabilities in a foreign currency were converted into Reais by the exchange rate of the day of closing the balance sheet. The differences because of currency conversion were accounted for in the results of the financial statement. For the companies located abroad, their non-monetary assets and liabilities, which are demonstrated in the cost breakdown, were converted into Reais according to the exchange rate on the day of closing the balance sheet.

b. Derivative financial instruments

The utilization of derivative financial instruments such as swaps, buying and selling of options, and exchange contracts defined as hedge have the purpose of lowering the risks of operations, financing, and investments in a foreign currency. According to its treasury policies, the Company does not have, neither does it issue, derivative financial instruments for negotiation.

The market value of the swaps is the value estimated that the Company would receive or pay to cancel the operations on the date of closing of the balance sheet, taking into consideration interest rates and the valorization of the credits for the swap counterparts.

c. Liquid assets

Covers the cash balance and banking deposits.

d. Financial investments

Accounted for at cost, adding the proceeds incurred up to the date of the balance sheet, which does not exceed market value.

e. Provision for doubtful credits

Constituted of an amount considered sufficient to meet the need in the face of potential loss in the realization of accounts receivables.

f. Stock

Evaluated at an average cost of acquisition or of production that does not exceed market value. The cost of the stocks is based on the principles of average cost and includes expenses incurred by the acquisition, transportation and storage of the stocks. In the case of finished products and stocks in elaboration, the cost includes part of the general expenses of manufacturing based on the normal capacity of operation.

g. Investments

The investments in subsidiaries were evaluated by the asset equivalence method. The premium incurred in acquiring these investments is amortized by the expected duration of its future profitability. The others were evaluated by the adjusted cost deducted from provision for depreciation.

h. Corporate investments abroad

When the criteria for arriving at financial statement results of the companies invested in abroad differ from the accounting principles adopted by Brazil, they have been duly adjusted, taking into consideration the relevancy of the information. The conversion of these financial statements for the national currency was done according to the CVM no. 28/86 by-law terms.

i. Fixed Assets

Entered the books at the cost of acquisition, formation, or construction. The depreciation is calculated by the method that is linear to the rates that take into consideration the durability of the goods.

j. Deferred

Entered into the books at the cost of acquisition and formation, deducting the amortization, which is calculated by the method that is linear to the rates that take into consideration the length of use of the intangible assets. The deferred asset is only changed in the books when there is an increase in the economic benefits related to this asset.

The premium paid is supported by a written declaration issued by an independent specialist and is founded upon the forecasted future profitability of the operations acquired. The amortization of the premium supported by the expectation of future profitability is being accounted for in the books due to the timetables of the forecasts that have been revised annually and that do not go longer than 5 years.

k. Rights and obligations

Adjusted according to the exchange rate and the financing charges by the current contract terms in a way that reflects the amounts incurred up to the date of the balance sheet.

l. Interest on loans

The interest on loans and financing activities are appropriate due to the term settled in the loan contract, using interest rates that are currently in effect.

m. Provisions

A provision is input into the balance sheet when the company has a legal obligation, or constituted as such, because of a past event and when it is possible that economic resources will be required to liquidate the obligation. The provisions are accounted for by using as a base the best estimations of the risk involved.

n. Pension plan and retirement benefits for employees

As required by By-law CVM no. 371 that approved the NPC 26 of IBRACON - "Accounting for Employee Benefits", the Company opted to make the bookkeeping entry, at the end of 2001, of the actuarial deficit of the plan, having a negative effect on accumulated profits, under the title "adjustments to prior accounting periods".

o. Income tax and social contribution

Income tax – Calculated at a rate of 15% over taxable profit, and another 10% on top of that. Social contribution - Calculated at a rate of 9% over the adjusted accounting profit.The deferred tax is calculated over the temporary difference between the accounting value of the assets and liabilities and the balances used for taxing purposes. The balance of the provision for the deferred income tax is based on the expectation of realizing or liquidating taxable profit over assets and liabilities, using the tax rates in effect on the day of the balance. The deferred income tax on assets is recognized only in the proportion of the realization of future taxable profits that will be available, against which negative bases and credits can be used. The deferred income tax and the social contribution are presented in the long-term recoverable, as stated in Explanatory Note no. 14.

p. Inflationary effects

The accounts of permanent assets and of working capital have been monetarily kept current up to December 31, 1995 when, according to Law no. 9,249/95, the monetary correction of the balance sheet was revoked by the Brazilian corporate legislation.

q. Financial statements of cash flow

The company, voluntarily, is providing the financial statements of the cash flow that were prepared according to NPC 20 – the financial statement of cash flow used by IBRACON – Institute of Independent Auditors of Brazil.

r. Financial statements of the added value

The company, voluntarily, is providing the financial statements of the added value (DVA) that were prepared according to Ofício-Circular/CVM/SNC/SEP/Nº 01/00.

3. Consolidated financial statement

The accounting practices were consistently applied to all the consolidated companies and were consistent as well with those used in the prior accounting period. The consolidated financial statement includes the financial statements of Marcopolo S.A. and its subsidiaries, as listed below:

	Percentage of participation	
Name of the subsidiaries	**Direct**	**Indirect**
Marcopolo Distribuidora de Peças Ltda.	99.99	0.01
Marcopolo Trading S.A.	99.99	0.01
MVC Componentes Plásticos Ltda.	99.99	0.01
Marcopolo South Africa Pty Limited (1)	-	100.00
Marcopolo International Corporation	100.00	-
Ilmot International Corporation S.A. (1)	-	100.00
Marcopolo Indústria de Carroçarias S.A. (1)	-	100.00
Polo Serviços em Plásticos Ltda.	99.00	1.00
Marcopolo Latinoamerica S.A. (1)	99.99	0.01
Ciferal Industria de Ônibus Ltda.	99,99	0.01
Polomex S.A. de CV(1)	3.61	70.39
Laureano S.A. (1)	-	100.00
Superpolo S.A. (1)	-	50.00

(1) Subsidiary abroad.

Accounting period ending on December 31, 2001 and 2000 (in thousands of Reais)

Description of the main procedures for consolidation:

a. elimination of balances from the asset and liability accounts between the consolidated companies.

b. elimination of the participation in capital, reserves, and accumulated profits of the subsidiaries.

c. elimination of balances of income and expenses, as well as of non-realized profits as a result of business between the companies.

d. detachment of the profit sharing amount on the part of the minority shareholders in the consolidated financial statements.

The conciliation of the results for the period and of the working capital is demonstrated as follows:

	Results of the period		Working capital	
	2001	2000	2001	2000
Parent company	41,938	18,730	217,187	215,728
Receiving of profits realized by the parent company in transactions with subsidiaries, net of income tax and social contribution	3,117	1,591	-	-
Elimination of profits realized by the parent company in transactions with subsidiaries, net of income tax and social contribution	(4,916)	(3,117)	(4,916)	(3,117)
Consolidated	40,139	17,204	212,271	212,611

4. Financial investments

	Parent company		Consolidated	
	2001	2000	2001	2000
National currency:				
Fixed-rate funds (*)	-	1,000	-	1,000
Bank Certificates of Deposit (*)	72,839	38,551	81,373	50,600
Foreign currency:				
Fixed-rate	-	-	15,757	10,890
Others	1,257	-	1,257	5,926
	74,096	39,551	98,387	68,416

(*) Earnings related to, at least, 99% of the variation of the inter-bank CD (Certificates of Deposit).

5. Trade accounts receivable

	Controladora		Consolidado	
	2001	2000	2001	2000
Current:				
In the national market	105,640	89,469	148,369	114,477
In the market abroad	121,113	77,150	237,924	193,530
Minus:				
Discounted exchange	(25,000)	(67,231)	(31,586)	(75,164)
Provision for doubtful credits	(4,757)	(1,792)	(17,015)	(5,897)
	196,996	97,896	337,692	226,946
Long-term recoverable:				
In the market abroad	4,949	-	49,493	4,319
Menos:				
Provision for doubtful credits	-	-	(3,137)	-
	4,949	-	46,356	4,319
	201,945	97,896	384,048	231,265

6. Stocks

	Parent company		Consolidated	
	2001	2000	2001	2000
Finished products	11,559	8,469	18,080	16,998
Products in elaboration	4,798	3,442	11,285	8,156
Raw and auxiliary materials	28,225	22,836	47,087	42,715
Merchandise	425	735	8,916	12,884
Escrow deposits to suppliers and others	1,268	2,499	2,619	4,063
	46,275	37,981	87,987	84,816

7. Investments

	Parent company		Consolidated	
	2001	2000	2001	2000
In subsidiaries	85,953	69,211	-	-
Premium to amortize	-	-	-	1,178
Other investments	930	1,003	1,321	1,035
	86,883	70,214	1,321	2,213

The investments in subsidiaries are demonstrated in the table of ANNEX I, on page 8.

8. Fixed assets

	Rate (average) of depreciation (p.a.%)	Parent company		Consolidated	
		2001	2000	2001	2000
Premises	4	33,115	32,202	60,666	62,815
Machines and equipment	10	51,613	56,431	86,281	93,892
Installations	10	27,314	26,229	34,508	31,148
Furniture and work tools	10	3,307	3,629	5,238	5,988
Vehicles	20	1,607	1,718	2,591	2,950
Computer equipment	20	11,596	11,581	12,858	13,431
Other fixed assets	10 a 20	1,462	1,457	3,320	11,760
Accumulated depreciation		(81,208)	(85,204)	(101,080)	(110,005)
Real estate		6,858	6,861	13,611	14,637
Construction in progress		2,275	786	4,856	3,264
Escrow deposits		1,282	1,334	1,282	1,334
		59,221	57,024	124,131	131,214

9. Deferred

	Rate (average) of depreciation (p.a.%)	Parent company		Consolidated	
		2001	2000	2001	2000
Development and implantation of units	20	463	1,636	14,191	10,054
Premium to amortize	20	-	-	24,172	-
Accumulated amortization		(206)	(492)	(7,966)	(1,754)
		257	1,144	30,397	8,300

The amount paid for to the premium at the time of acquiring the shares of the subsidiary Ciferal Indústria de Ônibus Ltda. will be amortized within a term of up to 5 years based on the forecasted future profitability of this company.

10. Financing and loans

	Parent Company		Consolidated	
	2001	2000	2001	2000
National currency:				
Permanent assets:				
FINAME	2.618	3.156	5.545	11.851
Cash flow	81	-	3.085	4.712
Advanced payments of exchange contracts	85.049	19.907	87.400	19.907
Foreign currency:				
Cash flow	9.462	1.727	136.200	80.986
Financing for exports	-	-	-	47.730
Advanced payments of exchange contracts	137.641	31.633	137.641	33.334
	234.851	56.423	369.871	198.520
Amount to amortize in the short-term classified as current liabilities	125.499	45.045	230.110	118.640
Long-term liquid assets	109.352	11.378	139.761	79.880

Accounting period ending on December 31, 2001 and 2000 (in thousands of Reais)

The financing activities in national currency are redeemable until February 2006. The following charges apply to them:

a. in national currency, they are subject to 4.5% p.a. interest rate, plus the monetary changes calculated according to the variations of the URTJ, TJLP, and UMBNDS.

b. cash flow, in foreign currency, is subject to interest rates that vary between 3.8% to 8.85% p.a.

c. advanced payments of exchange contracts are subject to interest rates that vary between 3.2% to 9.9% p.a. plus the exchange rate differences based on the variations of the US Dollar.

d. financing activities for exports are subject to interest rates of 1.5% p.a., plus the variation of the LIBOR.

Guarantees were given for the loans and financing activities as well as fiduciary alienation of the goods financed.

11. Provision for contingency

The company has been judicially discussing the legality of some tributes and labor and/or civil claims. A provision was made for the estimated loss based on the opinion of its legal advisors. The financial statement containing the contingent risks, according to the opinion of its legal advisors, can be found in the table below:

Nature of the Liabilities	Parent Company			Consolidated			Deposit	Judicial
Contingent	Probable	Possible	Remote	Probable	Possible	Remote	Parent Company	Consolidated
a) Civil	1,883	1,122	458	1.928	1,122	458		-
b) Tributary	429	24,924	12,521	429	28,722	12.521	2.235	2.562
c) Labor	589	499	333	1,046	1.307	333	291	552
d) Pension			1,904	-	2.027	1,904		-
Total	2,901	26,545	15,216	3,403	33,178	15,216	2.526	3,114

a. civil - compensation calculated for future breach of service contracts.

b. tributary - basically represented by state and federal claims in the STJ and STF courts that are in the process of being decided upon.

c. labor - different labor file claims, mostly linked to the various indemnity lawsuits.

d. pension – claims of the INSS that are in the TRF court awaiting judicial position, with favorable decisions in the inferior courts.

The explanatory notes are an integral part of the financial statements. Contingent:

Nature of the asset	Parent company			Consolidated		
Contingente	**Probable**	**Possible**	**Remote**	**Probable**	**Possible**	**Remote**
a) Tributary	26,416	53,925	186	26,416	53,925	186
b) Related to pensions	400	11,800		400	11,800	
Probable	26,816	65,725	186	26,816	65,725	186

a. tributary – represented basically by the state and federal processes that are awaiting a decision in the STJ and STF.
b. related to pensions - salary-education, work accident insurance, and individual INSS payers. The Company did not register the probable gains because it only does the accounting for the contingent assets when there is an actual income of resources.

12. Pension plan and retirement benefits for employees

The company is the main sponsor of Marcoprev, a Private Pension Fund, a civil non-profitable organization, set up in December 1995 that has as its main objective to provide benefits that are complementary to those of Previdência Social (government program) for all employees from the supporting companies: Marcopolo S.A. (main), Marcopolo Distribuidora de Peças Ltda., Marcopolo Trading S.A., MVC Componentes Plásticos Ltda., Polo Serviços em Plásticos Ltda., the Marcopolo Foundation and the Association of Marcopolo Employees. During the period, the contributions that came in totaled R$ 4,598 (R$ 2,168 in 2000). The actuarial regime for determining the cost and contributions of the plan is through the method of funding. The plan has a mix between the "defined benefits", where the contributions are of complete responsibility of the sponsoring company, and of "defined contribution", where the contributions are the responsibility of the sponsoring company and of the participant, as an option. On December 31, 2001 the actuarial liability was of R$ 31,283 (R$ 25,168 in 2000), which was calculated according to the mathematical model established in the technical note of the plan, whose regime is of raising funds collectively and is completely covered, not having therefore a liability to be accounted for by the sponsoring company on December 31, 2001. As stated in CVM no. 371 by-laws, that approved the NPC 26 of IBRACON - "Accounting for Employee Benefits", the Company made the bookkeeping entry at the end of 2001 of the actuarial deficit of the plan that has a negative effect on accumulated profits under the title "adjustments to prior accounting periods", and the breakdown is demonstrated below:

	2001	
Actuarial liability	**Parent company**	**Consolidated**
Current value of the actuarial obligation	(47,783)	(48,352)
Just value of the plan's assets	28,025	28,357
Total accounting entries that have a negative effect on accumulated profit	(19,758)	(19,995)

The main actuarial premises of the balance sheet information (expressed by weighted averages) are as follows:

	%
Discount rate on December 31	8.12
Expected performance rate on the plan's assets on December 31	8.12
Future increases in salaries	5.06

The just value of the plan's assets were determined based on existing market parameters at the end of the period or, when applicable, by the forecast of future benefits derived from the use of the assets, minus the current value. The actuarial obligation at the end of the period was determined based on the calculations of the independent registrar, using the method of forecasted credit unit.

Accounting periods ending on December 31, 2001 and 2001 (in thousands of Reais)

13. Deferred income tax and social contribution

The deferred income tax and social contribution are registered in order to reflect the future fiscal effects due to the temporary differences between the fiscal base of assets and liabilities and their respective accounting amounts. The accounting amount of the fiscal assets deferred is being revised annually, and adjustments have not been made, due to this revision. The income tax and social contributions differed have the following origin:

	Parent Company		Consolidated	
	2001	2000	2001	2000
Long-term recoverable accounts:				
Provision for technical assistance	1,527	1,011	1,527	1,011
Provision for commissions	813	385	1,027	385
Other provisions	164	386	164	386
Provision for statutory shares	233	-	233	-
Provision for labor compensation	840	-	956	-
Provision for doubtful credits	670	-	670	-
Provision for contingency	959	681	2,413	681
Fiscal setback for negative income tax/base for social contribution	-	-	15,710	-
	5,206	2,463	22,700	2,463

The deferred income tax and social contributions that are linked to the fiscal setbacks are originated from the subsidiary Ciferal Indústria de Ônibus Ltda. This deferment will be realized within a timetable of up to 5 years, according to profit forecasts. The conciliation of the calculated expenses by the application of the combined fiscal charges and the income tax expense and social contribution debited as a result is demonstrated as follows:

	Parent Company		Consolidated	
	2001	2000	2001	2000
Accounting profit before income tax and social contributions	76.544	35.675	64.645	28.541
Combined fiscal charges	34%	34%	34%	34%
Income tax and social contribution:				
By the combined fiscal charges	26.025	12.130	21.979	9.704
Permanent additions:				
Non-deductible expenses	5.185	889	12.846	4.241
Permanent exclusions:				
Interest on own capital	6.965	2.554	6.965	2.554
Effect of collecting income tax and social contributions deferred in prior years by the subsidiary	-	-	15.710	-
Income tax and social contributions over the result of the period	24.245	10.465	12.150	11.391
Actual rates charged	31.67%	29.33%	18.79%	39.91%

14. Share Capital (parent company)

The share capital authorized is of 2,000,000,000 shares, divided up as 800,000,000 common shares, and 1,200,000,000 preferred shares, registered, and without a nominal value. On December 31, 2001 and 2000 the social capital, underwritten and integrated, is represented by 82,073,858 registered shares, divided up into 38,490,512 common and 43,583,346 preferred, without a nominal value.

Preferred shares do not have the right to vote but do receive priority in the distribution of the dividends, which are, at least 10% (ten percent) above those attributed to the common shares, as stated in paragraph I of art. 17 of Law No. 6,404/76, with its new revision given in Law No. 9,457/97. The share by-laws determine the distribution of a dividend of at least 25% of the net profits during the period, adjusted according to its art. 34 and art. 202, of the Law No. 6,404/76, and the formation of a reserve for future increase in capital, payment of intermediary dividends and for the purchase of its own shares, for the purpose of ensuring adequate operational conditions and to guarantee the annual distribution of the dividends.

15. Interest on own capital- Law no. 9.249/95

According to the provision made in Law no. 9.249/95, the Company calculated interest on own capital based on the Long-term Interest Rate (TJLP) in effect during the period, in the amount of R$ 20,484 (R$ 7,511 in 2000), to be paid beginning on April 10, 2002 at the rate of R$ 0.237 per registered common share and R$ 0.2607 per registered preferred share, which were put into the books as financial expenses, as required by fiscal legislation. For the purpose of these financial statements, these interests were eliminated from the financial expenses of the period and are being presented in the ledger of accumulated profits, as opposed to current liabilities. The income tax and social contributions were reduced by R$ 6,965 (R$ 2,554 in 2000), approximately, due to the deduction of these taxes by the interest on own capital that was credited to the shareholders.

Report showing how the minimum obligatory dividend was calculated:

Actuarial liabilities	2001	2000
Net profits for the period	41,938	18,730
Legal reserve	(2,097)	(937)
Depreciation of the goods reevaluated	209	209
Base for calculating dividends	40,050	18,002
Amount of minimum obligatory dividends (25%)	10,013	4,500
Interest on own capital imputed to the dividend:		
Gross amount	20,484	7,511
Income tax retained (15%)	(3,073)	(1,127)
Income tax retention suspended	956	432
Net amount credited	18,367	6,816

The amount of the interests referred to was imputed to the obligatory dividend that was declared beforehand, according to the current accounting period, in conformity with item V of the CVM 207/96 by-law.

16. Financial instruments

In accordance to Instructions from CVM no. 235/95, the accounting balances and market amounts of the financial instruments included in the financial statements of December 31, 2001, are identified as follows:

	Parent company		Consolidated	
	Accounting balance	Market value	Accounting balance	Market value
Current assets	4,572	4,572	24,970	24,970
Financial investments	74,096	74,096	98,387	98,387
Inter-company loans to receive	58,330	58,330	-	-
Recoverable taxes	25,958	25,958	39,071	39,071
Investments:				
Evaluated at cost:				
Without a price quote on the stock market	930	930	1,321	1,321
Evaluated by MEP:				
Without a price quote on the stock market	85,953	85,953	-	-
Loans and financing:				
In national currency	87,748	87,748	96,030	96,030
In foreign currency	147,103	147,083	273,841	273,781
Taxes deferred	5,206	5,206	22,700	22,700

Accounting periods ending on December 31, 2001 and 2000 (in thousands of Reais)

Criteria, premises, and limitations used for calculating market values.

a. Liquid assets and financial investments

The balances of current accounts and financial investments kept in banks have their market values identical to accounting balances.

b. Receivable/payable inter-company loans

The market values are identical to those of the accounting, since there are no similar instruments and also when dealing with controlled operations.

c. Taxes to recover/defer

The market values of these instruments are identical to those of the accounting, considering that the taxes to recover correspond to short-term anticipation and the taxes deferred are, essentially, the credit for future compensation resulting from provisions temporarily not deductible and from subsidiary fiscal setbacks.

d. Investments

The market values for the investments are identical to those of the accounting balances since they do not have a market quote.

e. Loans and financing operations

The market values of the financing operations were calculated based on their present amount collected from the future cash flow and by using interest rates applicable to instruments of this nature, terms, and similar risks, or based on market quotes of these papers. The market values for the financing from BNDES/FINAME are identical since there are no similar existing instruments as to terms and comparable interest rates.

f. Derivatives

Marcopolo S.A. has a policy of eliminating market risks in the country in order to avoid taking on positions that are vulnerable to fluctuations in market values and operating only with instruments that allow for controls and risks. The largest part of derivative contracts is with swap operations, all registered with BM&F and with pre-fixed rates. The future contracts in Dollars from BM&F are used mainly as an instrument for hedging against exchange contract anticipation and clients abroad. The Company does not expect to have losses with these operations.

g. Limitations

The market values were estimated at a specific moment, based on "relevant market information". The changes in the premises could affect the estimations given. On December 31, 2001 the Company had insurance coverage against fire and several different risks over fixed assets and for stock, in amounts considered to be sufficient to cover eventual loses.

17. Insurance coverage

The Company had, on December 31, 2001 guarantee and/or security conceded to banks in operations of financing clients in the amount of R$ 43,765 (R$ 67,022 in 2000) that have given their guarantees for the respective equipment financed.

18. Guarantees and securities

The Company had, on December 31, 2001 guarantee and/or security conceded to banks in operations of financing clients in the amount of R$ 43,765 (R$ 67,022 in 2000) that have given their guarantees for the respective equipment financed

19. Participation of the employees in the profits and results

As to its social responsibilities of 2001, in conformity to Law No. 10,101 of December 19, 2000 the Administration opted for the semester payment, having settled a payment in August 2001. The unpaid balance will be settled with the social period of 2002. The shares in profit of the employees was calculated as established in the Instrument of Agreement for the Program of Goals-Efficacy Marcopolo- EFIMAR, dated March 9, 2001and approved by the union of this segment.

20. Devaluation of the Argentine Peso

a. The financial statements of the subsidiaries located in Argentina used in the application of the asset equivalence method and for the consolidation (Notes 3 and 7) were adjusted due to the effects of the "pesification" and the devaluation of the US Dollar. Consequently, a loss was considered for the end of the year 2001 in the amount of R$ 29,005, which was put to the account of the subsidiaries as a financial expense, and R$ 14,425 was related to losses in investments that the Company had in the referred to subsidiaries. This provision was calculated based on a devaluation of 70% of the Argentine Peso in relation to the US Dollar and to the Real.

b. Accounts receivable from clients located in Argentina.

	Subsidiaries in Argentina	Parent company and subsidiaries outside Argentina
Short-term receivables	31,903	-
Long-term receivables	7,933	37,696
Provision for doubtful credits	(11,040)	(3,137)
	28,796	34,559

Provision for doubtful credits was calculated during the accounting period of 2001 and represents the best estimate on the part of the Administration related to the realization of receivables from clients and subsidiaries located in Argentina. The Company is in a renegotiation process as to the form, amount, and term for receiving these credits given to clients, and a discussion is being carried out with the governments of Brazil and Argentina as to a form of compensating the losses incurred in the process of converting the amounts from Dollars to Argentine Peso after the devaluation of the Peso in relation to the US Dollar. These renegotiation processes are expected to come to a close at the end of the first semester of 2002 and, since up to the closing moment a deadline was not reached for determining the payment of the credits in US Dollars, the Administration decided to reclassify these amounts in the books from current assets to long-term recoverable accounts.

c. Marcopolo's Administration is putting in place a restructuring plan for the subsidiaries in Argentina in order to maintain the operational continuity of the investments. This plan of action deals with the following:

- raising of funds
- operational restructuring to reduce costs
- reorganization of the company